Exhibit 5

AEP Transmission Company, LLC
1 Riverside Plaza
Columbus, Ohio 43215

March 22, 2018

Ladies and Gentlemen:

I am an employee of American Electric Power Service Corporation, a New York corporation and a service company affiliate of AEP Transmission Company, LLC, a Delaware limited liability company (the “Company”). I have acted as counsel to the Company in connection with the Registration Statement on Form S-4 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), relating to $125,030,000 aggregate principal amount of 3.10% Senior Notes, Series F due 2026 and $500,000,000 aggregate principal amount of 3.75% Senior Notes, Series I due 2047 (collectively, the "Exchange Notes") to be issued under an Indenture, dated as of November 1, 2016 (the "Indenture"), between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "Trustee"). The Exchange Notes will be offered by the Company in exchange for $125,030,000 aggregate principal amount of 3.10% Senior Notes, Series D due 2026 and $500,000,000 aggregate principal amount of 3.75% Senior Notes, Series H due 2047.

I have examined the Registration Statement and the Indenture which has been filed with the Commission as an exhibit to the Registration Statement. I also have examined the originals, or duplicates or certified or conformed copies, of such corporate records, agreements, documents and other instruments and have made such other investigations as I have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, I have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinions set forth below, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. I also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

Based upon the foregoing, and subject to the qualifications and limitations stated herein, I am of the opinion that: assuming the due execution, authentication, issuance and delivery of such Exchange Notes, upon the exchange, the Exchange Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally; (ii) general equitable principles (whether considered in a proceeding in equity or at law); and (iii) an implied covenant of good faith and fair dealing.

I do not express any opinion herein concerning any law other than the laws of the State of New York and Delaware and the Federal law of the United States.

I hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement and to the use of my name under the caption “Legal Matters” in the Prospectus included in the Registration Statement. In giving this consent, I do not hereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Associate General Counsel